SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2009	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-☐                                                                 Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Yes ☐                                                                                         No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: February 11, 2009	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                                                                            Press Release

CAE posts third quarter results for fiscal year 2009

  Revenue increased 23% year over year to $424.6 million

  Earnings from continuing operations increased 33% to $53.3 million

  Positive free cash flow at $71.7 million, up $21.9 million year over year

  EPS increased from $0.16 to $0.21 year over year

Montreal, February 11, 2009 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the third quarter ended December 31, 2008. Net earnings were $53.3 million ($0.21 per share) this quarter, compared to $39.5 million ($0.16 per share) in the third quarter of last year. All financial information is in Canadian dollars.

Summary of consolidated results
(amounts in millions, except
operating margins and per
share amounts)		Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Revenue		$424.6	406.7	392.1	366.6	344.8
Earnings before interest
and income taxes (EBIT)		$78.7	75.5	71.3	69.7	61.7
As a % of revenue	%	18.5	18.6	18.2	19.0	17.9
Earnings from continuing
operations		$53.3	48.9	47.0	47.0	40.1
Results from
discontinued operations		$ –	(0.2)	(0.9)	(11.4)	(0.6)
Net earnings		$53.3	48.7	46.1	35.6	39.5
Diluted EPS from
continuing operations		$0.21	0.19	0.18	0.18	0.16
Backlog		$2,942.8	2,741.8	2,847.9	2,899.9	2,710.7

Consolidated revenue this quarter was $424.6 million compared to $344.8 million in the third quarter last year.

Third quarter consolidated earnings before interest and taxes(1) (EBIT) were $78.7 million, or 18.5% of revenue compared to $61.7 million or 17.9% of revenue last year.

“Our performance in the third quarter and year to date reflects the benefits of a diversified business,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “We have positioned CAE well over the past few years, and this has enabled us to strengthen the company in the face of several challenges. The year ahead will be more difficult for civil aviation—especially in the areas related to new aircraft deliveries. We will adapt as required to confront the current economic environment and to ensure that we profit from an eventual market recovery. Our outlook for CAE’s role in the defence markets continues to be positive. Overall, we believe that our actions and our diversification will help us as we go through the next period.”

Business segment highlights

During the third quarter, Training and Services/Civil signed agreements with an expected value of $138.5 million. New contracts included a five-year deal with Home Depot for training on its Dassault Falcon aircraft; a three-year deal with Elite Jets for Gulfstream G450 and Hawker 850XP training in Dubai; and a long-term alliance with Honeywell as their preferred provider of training services. Also during the quarter, we began operations at our new training facility in Bangalore, India.

In Simulation Products/Civil we won orders for 11 full-flight simulators (FFSs) during the quarter, from customers including American Airlines, Continental Airlines, Air New Zealand, Saudi Arabian Airlines, Air China and the Hua Ou Aviation Training Centre in Beijing. Year to date, we have announced 31 FFS sales. We continue to expect 34 orders for the year.

We were awarded a number of new military contracts this quarter totalling $183.7 million. In Simulation Products/Military, we won contracts for an MH-60S tactical operational flight trainer for the U.S. Navy; a visual upgrade for a German Army Eurocopter EC135 simulator; and an EC135 flight training device for the Polish Army. As well, we received a contract option exercise related to the U.S. Army Synthetic Environment Core (SE Core Program). In Training and Services/Military, we signed contracts for C-130 simulator training and maintenance services for the U.S. Air Force; Danish Merlin pilot training at our training centre in the U.K; and simulator maintenance and support services for the German Army and Air Force.

Civil segments

Training & Services/Civil (TS/C)

Financial results
(amounts in millions, except
operating margins, RSEU and
FFSs deployed)		Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Revenue		$120.9	108.0	110.2	104.5	92.8
Segment operating income		$21.6	19.1	20.7	23.8	15.5
Operating margins	%	17.9	17.7	18.8	22.8	16.7
Backlog		$1,036.0	907.6	932.7	963.3	896.1
RSEU (2)		118	118	114	110	109
FFSs deployed		135	133	132	124	123

For the third quarter, revenue in the TS/C segment increased 30% over last year because we integrated Sabena Flight Academy, which we acquired in June 2008, and we added more RSEUs to our network. The weaker Canadian dollar relative to the U.S. dollar and the euro also had a positive impact on our results.

Segment operating income increased 39% to reach $21.6 million (17.9% of revenue) this quarter because of higher revenue; a change in our revenue mix; progress we made ramping-up of our recently deployed training assets; and favourable foreign currency exchange.

The expected value of new agreements totalled $138.5 million, and segment backlog reached $1,036.0 million. The segment book-to-sales ratio was 1.15x for the quarter and 0.95x for the last 12 months.

Simulation Products/Civil (SP/C)

Financial results
(amounts in millions, except
operating margins)		Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Revenue		$119.3	114.3	136.6	106.5	103.5
Segment operating income		$22.8	23.4	27.4	23.8	25.2
Operating margins	%	19.1	20.5	20.1	22.3	24.3
Backlog		$359.5	343.4	373.2	381.8	388.7

Revenue in the SP/C segment was $119.3 million, up 15% over last year. The increase was mainly the result of having received comparably more orders since the beginning of fiscal year 2009.

Segment operating income was $22.8 million (19.1% of revenue) in the third quarter, down by 10% from last year mainly because of differences in program mix and the impact of less beneficial currency hedges. Most of our revenue hedged earlier in the year does not yet benefit from current favourable exchange rates. These impacts were somewhat offset by the receipt from a customer of $1.7 million that had been deemed uncollectible and written-off several years prior.

During the quarter, we received orders for 11 civil FFSs. Orders totalled $133.2 million, and segment backlog was $359.5 million. The book-to-sales ratio was 1.12x for the quarter and 0.94x for the last 12 months.

Military segments

Combined revenue in the third quarter for the Military business as a whole was $184.4 million and combined operating income was $34.3 million, resulting in an operating margin of 18.6% .

Combined new orders totalled $183.7 million and the combined book-to-sales ratio was 1.00x for the quarter and 1.15x for the last 12 months.

Simulation Products/Military (SP/M)

Financial results
(amounts in millions, except
operating margins)		Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Revenue		$125.5	126.0	88.4	101.5	89.6
Segment operating income		$25.7	21.6	13.6	14.5	11.5
Operating margins	%	20.5	17.1	15.4	14.3	12.8
Backlog		$714.0	705.6	752.6	765.1	704.4

Revenue in the SP/M segment was $125.5 million in the third quarter, up 40% over last year because of higher activity on a number of simulator contracts awarded during the last year that involve helicopters (NH90, Super Puma) and transport aircraft (C-130, KDC-10). As well, we benefited from a lower Canadian dollar.

Segment operating income this quarter was $25.7 million (20.5% of revenue), up 123% year over year. The increase stems from a combination of higher volume, a lower Canadian dollar, and higher utilization of funds from Project Phoenix R&D cost sharing program.

New orders for the quarter totalled $92.2 million and segment backlog was $714.0 million.

Training & Services/Military (TS/M)

Financial results
(amounts in millions, except
operating margins)		Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Revenue		$58.9	58.4	56.9	54.1	58.9
Segment operating income		$8.6	11.4	9.6	7.6	9.5
Operating margins	%	14.6	19.5	16.9	14.0	16.1
Backlog		$833.3	785.2	789.4	789.7	721.5

Revenue in the TS/M segment was $58.9 million in the third quarter, equalling revenue last year when we benefited from a revenue recovery related to our annual labour rate review with the Canadian government. This year, we had a mix of revenue increases and decreases in training and maintenance services and we benefited from the weaker Canadian dollar.

Segment operating income was $8.6 million this quarter, down 9% from last year for the same reasons as above.

New orders this quarter totalled $91.5 million and segment backlog was $833.3 million.

Cash flow and financial position

Free cash flow(3) was $71.7 million for the third quarter, up $21.9 million year over year. The increase was mainly due to a $52.7 million lower investment in non-cash working capital, offset by a decrease of $20.1 million in cash provided by continuing operations, an increase in maintenance capital expenditures of $5.7 million and an increase in cash dividends of $4.9 million.

Net debt(4) was $265.9 million at December 31, 2008, up $9.4 million from the preceding quarter because of the depreciation of the Canadian dollar against our foreign denominated debt, which was partially offset by an increase in cash before proceeds and repayment of long-term debt..

CAE will pay a dividend of $0.03 per share on March 31, 2009 to shareholders of record at the close of business on March 16, 2009.

Additional consolidated financial results Orders and backlog

Our book-to-sales ratio for the quarter was 1.07x and it was 1.03x for the last 12 months. Total order intake this quarter was $455.4 million, compared to $389.8 million last quarter and $566.6 million in the third quarter of last year. Our consolidated backlog was $2.943 billion at the end of this quarter. New orders of $455.4 million were added to backlog, offset by $424.6 million in revenue generated. Foreign exchange movements increased the value of the backlog by $170.2 million.

Capital expenditures

Capital expenditures totalled $51.9 million this quarter, arising from $38.4 million in growth capital expenditures5 in support of our prior investment commitments. We are continuing to expand selectively our training network to address additional market share and to respond to training demands in new markets. The balance is attributed to maintenance capital expenditures6 that were $13.5 million.

Income taxes

Income taxes this quarter were $19.8 million, representing an effective tax rate of 27%, which is lower than usual because of a settlement of tax audits and changes in the mix of income from various jurisdictions for tax purposes. We still expect the effective income tax rate for fiscal 2009 to be approximately 30%.

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements, which are posted on our website at www.cae.com/Q3FY09.

Conference call Q3 FY2009

CAE will host a conference call focusing on fiscal year 2009 third quarter financial results today at 12:00 p.m. ET. The call is intended for analysts, institutional investors and the media. North American participants can listen to the conference by dialling +1-866-540-8136 or +1-514-868-1042. Overseas participants can dial +800-6578-9868 or +1-514-868-1042. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.4 billion, CAE employs approximately 7,000 people at more than 75 sites and training locations in 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. More than 75,000 crewmembers train yearly in our global network of 27 civil aviation and military training centres. We also offer modelling and simulation software to various market segments and through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2008. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our website the English MD&A for the fiscal third quarter 2009. The forward-looking statements contained in this news release represent our expectations as of February 11, 2009 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Revenue Simulator Equivalent Unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

(3) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

(4) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

(5) Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(6) Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain a current level of economic activity.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, +1-514-734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, +1-514-734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	As at December 31	As at March 31
(amounts in millions of Canadian dollars)	2008	2008

Assets
Current assets
Cash and cash equivalents	$197.8	$255.7
Accounts receivable	331.0	255.0
Inventories	354.0	229.9
Prepaid expenses	26.1	32.7
Income taxes recoverable	33.8	39.0
Future income taxes	7.9	14.1
	$950.6	$826.4
Property, plant and equipment, net	1,250.7	1,046.8
Future income taxes	82.6	64.3
Intangible assets	76.9	62.0
Goodwill	154.2	115.5
Other assets	144.6	138.2
	$2,659.6	$2,253.2

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$564.3	$482.7
Deposits on contracts	228.6	209.3
Current portion of long-term debt	114.4	27.3
Future income taxes	14.2	16.8
	$921.5	$736.1
Long-term debt	349.3	352.5
Deferred gains and other long-term liabilities	183.9	184.9
Future income taxes	55.5	31.2
	$1,510.2	$1,304.7

Shareholders’ equity
Capital stock	$428.8	$418.9
Contributed surplus	9.8	8.3
Retained earnings	769.7	644.5
Accumulated other comprehensive loss	(58.9)	(123.2)
	$1,149.4	$948.5
	$2,659.6	$2,253.2

Consolidated Statements of Earnings

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007
Revenue	$424.6	$344.8	$1,223.4	$1,057.0
Earnings before interest and income taxes	$78.7	$61.7	$225.5	$181.8
Interest expense, net	5.6	4.8	15.1	12.8
Earnings before income taxes	$73.1	$56.9	$210.4	$169.0
Income tax expense	19.8	16.8	61.2	51.2
Earnings from continuing operations	$53.3	$40.1	$149.2	$117.8
Results of discontinued operations	–	(0.6)	(1.1)	(0.7)
Net earnings	$53.3	$39.5	$148.1	$117.1
Basic earnings per share from continuing operations	$0.21	$0.16	$0.59	$0.47
Diluted earnings per share from continuing operations	$0.21	$0.16	$0.58	$0.46
Basic and diluted earnings per share	$0.21	$0.16	$0.58	$0.46
Weighted average number of shares outstanding (basic)	254.9	253.8	254.7	253.2
Weighted average number of shares outstanding (diluted) (1)	254.9	254.8	255.1	254.4

(1)

For the three months ended December 31, 2008, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
nine months ended December 31, 2008
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Stock options exercised	857,675	8.4	–	–	–	8.4
Transfer upon exercise of
stock options	–	0.6	(0.6)	–	–	–
Stock dividends	86,484	0.9	–	(0.9)	–	–
Stock-based
compensation	–	–	2.1	–	–	2.1
Net earnings	–	–	–	148.1	–	148.1
Dividends	–	–	–	(22.0)	–	(22.0)
Other comprehensive
income	–	–	–	–	64.3	64.3
Balances,
end of period	254,913,995	$428.8	$9.8	$769.7	$(58.9)	$1,149.4

(Unaudited)
nine months ended December 31, 2007
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	251,960,449	$401.7	$5.7	$510.2	$(87.7)	$829.9
Shares issued	169,851	0.8	–	–	–	0.8
Stock options exercised	1,764,995	13.7	–	–	–	13.7
Transfer upon exercise of
stock options	–	2.1	(2.1)	–	–	–
Stock dividends	18,305	0.2	–	(0.2)	–	–
Stock-based
compensation	–	–	2.7	–	–	2.7
Cumulative effect of
implementing
accounting standards	–	–	–	(8.3)	(3.5)	(11.8)
Net earnings	–	–	–	117.1	–	117.1
Dividends	–	–	–	(7.4)	–	(7.4)
Other comprehensive loss	–	–	–	–	(79.4)	(79.4)
Balances,
end of period	253,913,600	$418.5	$6.3	$611.4	$(170.6)	$865.6

Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2008	2007	2008	2007
Net earnings	$53.3	$39.5	$148.1	$117.1
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange gains (losses) on translation of
financial statements of self-sustaining foreign operations	$122.4	$(3.3)	$95.3	$(113.9)
Net change in (losses) gains on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations	(5.4)	2.4	(6.5)	17.0
Reclassification to income	(1.9)	–	(1.9)	–
Income tax adjustment	(0.2)	(0.3)	(0.3)	0.6
	$114.9	$(1.2)	$86.6	$(96.3)
Net changes in cash flow hedge
Net change in (losses) gains on derivative items designated
as hedges of cash flows	$(49.1)	$4.5	$(37.3)	$43.8
Reclassifications to income or to the related
non-financial assets or liabilities	12.2	(8.2)	4.6	(18.9)
Income tax adjustment	11.7	1.3	10.4	(8.0)
	$(25.2)	$(2.4)	$(22.3)	$16.9
Total other comprehensive income (loss)	$89.7	$(3.6)	$64.3	$(79.4)
Comprehensive income	$143.0	$35.9	$212.4	$37.7

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency		Other
as at December 31, 2008	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss
Balance in accumulated other comprehensive
loss at beginning of the period	$(122.8)	$(0.4)	$(123.2)
Details of other comprehensive income:
Net change in gains (losses)	88.8	(37.3)	51.5
Reclassification to income or to the related
non-financial assets or liabilities	(1.9)	4.6	2.7
Income tax adjustment	(0.3)	10.4	10.1
Total other comprehensive income	$86.6	$(22.3)	$64.3
Balance in accumulated other comprehensive
loss at end of period	$(36.2)	$(22.7)	$(58.9)

Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2008	2007	2008	2007
Operating activities
Net earnings	$53.3	$39.5	$148.1	$117.1
Results of discontinued operations	–	0.6	1.1	0.7
Earnings from continuing operations	53.3	40.1	149.2	117.8
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation	20.0	15.3	53.0	45.5
Financing cost amortization	0.2	0.1	0.6	0.6
Amortization and write down of intangible and other
assets	4.6	4.2	13.0	12.7
Future income taxes	2.4	20.0	15.6	30.1
Investment tax credits	1.3	2.3	10.6	9.8
Stock-based compensation plans	(8.9)	1.4	(15.5)	0.3
Employee future benefit – net	(0.2)	(0.1)	0.2	(0.3)
Other	(8.1)	1.4	(12.4)	2.4
Changes in non-cash working capital	29.0	(23.7)	(90.0)	(88.9)
Net cash provided by operating activities	93.6	61.0	124.3	130.0
Investing activities
Business acquisitions (net of cash and cash equivalents
acquired)	(0.4)	–	(39.1)	(40.7)
Capital expenditures	(51.9)	(21.1)	(140.9)	(141.2)
Deferred development costs	(3.3)	(4.2)	(7.4)	(13.9)
Deferred pre-operating costs	(1.4)	(0.5)	(2.3)	(0.9)
Other	(1.0)	(0.9)	(3.0)	(4.3)
Net cash used in investing activities	(58.0)	(26.7)	(192.7)	(201.0)
Financing activities
Net borrowing under revolving unsecured credit facilities	–	15.0	–	30.0
Proceeds from long-term debt, net of transaction costs and
debt basis adjustment	16.6	15.7	39.1	125.1
Reimbursement of long-term debt	(8.6)	(4.5)	(22.7)	(20.9)
Dividends paid	(7.4)	(2.5)	(22.0)	(7.4)
Common stock issuance	–	0.2	8.4	13.7
Other	(7.8)	(1.3)	(9.1)	(5.8)
Net cash (used in) provided by financing activities	(7.2)	22.6	(6.3)	134.7
Effect of foreign exchange rate changes on cash and
cash equivalents	19.6	(0.2)	16.8	(12.9)
Net increase (decrease) in cash and cash equivalents	48.0	56.7	(57.9)	50.8
Cash and cash equivalents at beginning of period	149.8	144.3	255.7	150.2
Cash and cash equivalents at end of period	$197.8	$201.0	$197.8	$201.0